22
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2008
                           --------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                     Commission File Number 000-49792

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Jacksonville Savings Bank 401(k) Profit Sharing Plan

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Jacksonville Bancorp, Inc.
                              1211 West Morton Road
                             Jacksonville, IL 62650

                       Jacksonville Savings Bank 401(k)D]
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003

                  Accountants' Report and Financial Statements
                           December 31, 2008 and 2007








                                    BKD LLP
                                CPAs & Advisors

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                           December 31, 2008 and 2007



Contents



Report of Independent Registered Public Accounting Firm....................1

Financial Statements

     Statements of Net Assets Available for Benefits.......................2

     Statements of Changes in Net Assets Available for Benefits............3

     Notes to Financial Statements.........................................4



Supplemental Schedule

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)........11

             Report of Independent Registered Public Accounting Firm

Trustees
Jacksonville Savings Bank 401(k) Profit Sharing Plan
Jacksonville, Illinois

We have audited the accompanying statements of net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Jacksonville Savings Bank 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4, in 2008 the Plan changed its method of accounting for fair value measurements in accordance with Statement of Financial Accounting Standards No. 157.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/sig/ BKD, LLP

Decatur, Illinois
June 8, 2009

Federal Employer Identification Number:  44-0160260

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2008 and 2007


                                                     2008              2007
                                               ---------------------------------
Assets

Investments, at fair value                     $ 4,950,430         $ 6,014,968

Receivables
Employer's contribution                                552                   -
                                               -----------         -----------
Total assets                                     4,950,982           6,014,968

Liabilities
Accounts payable                                         4                  17
                                               -----------         -----------
Net assets available for benefits              $ 4,950,978         $ 6,014,951
                                               ===========         ===========



See Notes to Financial Statements                                              2

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2008 and 2007

                                                                                   2008                 2007
                                                                             ---------------------------------------
Investment Income
Net appreciation (depreciation) in fair value of investments                     $ (1,667,175)             $ 53,348
Interest and dividends                                                                194,399               329,926
                                                                             -----------------    ------------------
Net investment income (loss)                                                       (1,472,776)              383,274
                                                                             -----------------    ------------------
Contributions
Employer                                                                              140,640               110,737
Participants                                                                          376,059               338,584
Rollovers                                                                              35,592                60,097
                                                                             -----------------    ------------------
                                                                                      552,291               509,418
                                                                             -----------------    ------------------
Total additions                                                                      (920,485)              892,692
                                                                             -----------------    ------------------
Deductions
Benefits paid directly to participants                                                143,487               373,419
                                                                             -----------------    ------------------

Net Increase (Decrease)                                                            (1,063,973)              519,273

Net Assets Available for Benefits, Beginning of Year                                6,014,951             5,495,678
                                                                             -----------------    ------------------
Net Assets Available for Benefits, End of Year                                    $ 4,950,978           $ 6,014,951
                                                                             =================    ==================



See Notes to Financial Statements                                              3

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007

Note 1:  Description of the Plan

        The following description of Jacksonville Savings Bank 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from the plan administrator.

    General

        The Plan is a defined contribution plan covering all full-time employees of the Jacksonville Savings Bank (Company) who have at least one year of service, have completed 1,000 hours of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    Contributions

        Participants may contribute up to the maximum dollar limit set by law of pre-tax annual compensation, as defined in the Plan. Employee rollover contributions are also permitted. The Company makes a matching contribution calculated as a percentage of the before tax contribution made on behalf of each contributing participant. The Company determines the percentage each year. The Company elected to match 2008 and 2007 contributions up to 3.5% and 3%, respectively, of the eligible compensation of each participant. The Company may also, at its sole discretion, contribute to the Plan an amount to be determined from year to year as a profit sharing contribution. The Company did not make a profit sharing contribution in 2008 or 2007.

    Participant Investment Account Options

        Investment account options available include various mutual funds, certificates of deposit, and common stock of Jacksonville Bancorp, Inc. Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

    Participant Accounts

        Each participant's account is credited with the participant's contribution, the Company's contribution and plan earnings. The benefits to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007
    Vesting

        Participants are immediately vested in their voluntary contributions and the Company's matching contributions plus earnings thereon. Vesting in the Company's profit sharing contribution portion of their accounts plus earnings thereon is based on years of service. A person is fully vested after 6 years of continuous service. Prior to August 27, 2007, forfeitures were allocated among active participants based upon compensation. Subsequent to August 27, 2007, forfeitures are used to reduce the administrative expenses of the Plan.

    Payment of Benefits

        Upon termination of service, an employee may elect to receive a lump-sum amount equal to the value of his account.

    Plan Termination

        Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:  Summary of Significant Accounting Policies

    Basis of Accounting

        The accompanying financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Valuation of Investments and Income Recognition

        Investments are valued at fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007
    Plan Tax Status

        The Plan obtained its latest determination letter on May 22, 1996, in which the Internal Revenue Service stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan and related trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

    Payment of Benefits

        Benefit payments to participants are recorded upon distribution.

Note 3:  Investments

        The Plan's investments are held by a bank-administered trust fund. The following table presents the Plan's investments.

                                                        2008
                                            -----------------------------------
                                                Net
                                            Appreciation
                                           (Depreciation)               Fair
                                            in Fair Value             Value at
                                             During Year            End of Year
                                            -------------          ------------

Mutual funds                                $ (1,337,741)         $ 2,349,012
Common stock                                    (329,434)             861,204
Money market fund                                      -                1,021
Certificates of deposit                                -            1,739,193
                                            ------------          -----------
                                            $ (1,667,175)         $ 4,950,430
                                            ============          ===========

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007

                                                            2007
                                             ----------------------------------
                                                   Net
                                              Appreciation
                                             (Depreciation)             Fair
                                              in Fair Value           Value at
                                               During Year          End of Year
                                             --------------        ------------

Mutual funds                                     $ 62,421          $ 3,283,407
Common stock                                       (9,073)           1,191,684
Money market fund                                       -                1,256
Certificates of deposit                                 -            1,538,621
                                            --------------        ------------
                                                 $ 53,348          $ 6,014,968
                                            ==============        ============

        The fair value of individual investments that represented 5% or more of the Plan's net assets available for benefits in either year were as follows:

                                                        2008              2007
                                                     ---------         ---------
American Funds Amcap Fund                            $ 199,346         $ 327,599
American Funds Investment Company of America           377,030           562,090
American Funds Growth Fund of America                  296,762           468,384
American Funds Income Fund of America                  223,392           300,761
American Fund Fundamental Investors                    287,172           425,212
American Funds American Balanced Fund                  336,137           428,959
American Funds Capital World Growth and
Income Fund                                            295,292           435,401
Jacksonville Bancorp, Inc. common stock                861,204         1,191,684

        Interest and dividends realized on the Plan's investments for the year ended 2008 and 2007 were $194,399 and $329,926.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007

Note 4:

Fair Value of Plan Assets

        Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 has been applied prospectively as of the beginning of the year.

        FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

           Level 1     Quoted prices in active markets for identical assets

           Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

           Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets

        Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

    Investments

        Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, mutual funds and a money market. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. There were no Level 2 securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include certificates of deposit.

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007

        The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the FAS 157 fair value hierarchy in which the fair value measurements fall at December 31, 2008:

                                                                       Fair Value Measurements Using
                                                         -----------------------------------------------------------
                                                         -----------------------------------------------------------
                                                           Quoted Prices
                                                             in Active        Significant
                                                           Markets for          Other           Significant
                                                             Identical        Observable        Unobservable
                                                              Assets            Inputs            Inputs
                                             Fair Value     (Level 1)          (Level 2)         (Level 3)
                                     -------------------------------------------------------------------------------
                                     -------------------------------------------------------------------------------
           Common stock                $        861,204    $    861,204       $    -           $      -
           Mutual funds                       2,349,012       2,349,012            -                  -
           Money market fund                      1,021           1,021            -                  -
           Certificates of deposit            1,739,193               -            -          1,739,193


        The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs:

                                                             Certificates of
                                                                 Deposit
                                                            -----------------
      Balance, January 1, 2008                              $     1,538,621

       Total interest income included in net
          decrease in net assets available for
          benefits                                                   62,968
       Purchases, issuances and settlements                         137,604
                                                             ---------------
       Balance, December 31, 2008                            $    1,739,193
                                                             ===============

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                          Notes to Financial Statements
                           December 31, 2008 and 2007

Note 5:

Party-In-Interest Transactions

        Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.

        The Plan's investments are held in a trust account administered by Jacksonville Savings Bank. Active participants can purchase the common stock of Jacksonville Bancorp, Inc., the parent of the Company. At December 31, 2008 and 2007, participants held 96,765 and 97,280 shares, respectively.

        The Plan also holds certificates of deposit with Jacksonville Savings Bank, totaling $1,739,193 and $1,538,621 at December 31, 2008 and 2007,
        respectively.

        The Plan incurs expenses related to general administration and record keeping. The plan sponsor pays these expenses and certain accounting and auditing fees relating to the Plan.

Note 6:  Current Economic Conditions

        The current economic environment presents employee benefit plans with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair value of investments. The financial statements have been prepared using values and information currently available to the Plan.

        Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

                              Supplemental Schedule

                        Jacksonville Savings Bank 401(k)
                               Profit Sharing Plan
                              EIN 37-1323900 PN 003
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2008


                        Identity of Issuer                           Description of Investment      Current Value
--------------------------------------------------------------------------------------------------------------------
Common Stock
Jacksonville Bancorp, Inc.*                                                96,765 shares                  $ 861,204
                                                                                                  ------------------
Mutual Funds
American Funds Investment Company of America                               17,988 shares                    377,030
American Funds Growth Fund of America                                      14,490 shares                    296,762
American Funds Amcap Fund                                                  16,516 shares                    199,346
American Funds Fundamental Investors                                       11,496 shares                    287,172
American Funds Income Fund of America                                      17,066 shares                    223,392
American Funds Capital World Growth & Income                               11,114 shares                    295,292
American Funds Washington Mutual Fund                                       2,805 shares                     60,061
American Funds New Perspective Fund                                         9,247 shares                    174,574
American Funds Bond Fund of America                                          592 shares                       6,369
American Funds Smallcap World Fund                                           650 shares                      13,445
American Funds American Balanced Fund                                      24,393 shares                    336,137
American Funds 2015 Target Date                                             5,850 shares                     41,712
American Funds 2025 Target Date                                             1,073 shares                      7,116
American Funds 2030 Target Date                                             1,047 shares                      6,933
American Funds 2040 Target Date                                             2,224 shares                     14,698
American Funds 2050 Target Date                                             1,366 shares                      8,973
                                                                                                  ------------------
                                                                                                          2,349,012
                                                                                                  ------------------
Certificates of Deposit
Jacksonville Savings Bank*                                                 2.24% - 3.75%                  1,739,193
                                                                                                  ------------------
Money Market
Prime Fund Daily Money                                                      1,021 Units                       1,021
                                                                                                  ------------------
                                                                                                        $ 4,950,430
                                                                                                  ==================


        * Represents a party-in-interest to the Plan

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         JACKSONVILLE SAVINGS BANK 401(k) PROFIT
                                         SHARING PLAN
                                         By:  Authorized Officer of Jacksonville





Date:  June 15, 2009                     By:      /s/ John D. Eilering
                                                  --------------------
                                         Name:    John D. Eilering
                                         Title:   Vice President,
                                                  Jacksonville Savings Bank